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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MICROSTRATEGY INCORPORATED

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

594972 40 8 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

Page 1 of 6 Pages

CUSIP No. 594972 40 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael J. Saylor

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,932,582 shares 6. Shared Voting Power 7. Sole Dispositive Power 2,932,582 shares 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,932,582 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.2%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 6 Pages

Item 1.	(a)	Name of Issuer:

MicroStrategy Incorporated

	(b)	Address of Issuer’s Principal Executive Offices:

1861 International Drive McLean, VA 22102

Item 2.	(a)	Name of Person Filing:

Michael J. Saylor

	(b)	Address of Principal Business Office or, if none, Residence:

1861 International Drive McLean, VA 22102

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Class A Common Stock

	(e)	CUSIP Number: 594972 40 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act 15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 6 Pages

Item 4.	Ownership:

(a) Amount Beneficially Owned: 2,932,582 shares

(b) Percent of Class: 19.2%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 2,932,582 shares

(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition of: 2,932,582 shares

(iv) shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 1.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004		/s/ Michael J. Saylor
Michael J. Saylor

Alcantara LLC

	by:	/s/ Michael J. Saylor
Michael J. Saylor, Sole Member

Page 5 of 6 Pages